Via Federal Express and EDGAR

November 22, 2006

Mail Stop 6010

Mark P. Shuman
Branch Chief-Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Park City Group, Inc.
                  Registration Statement on Form SB-2/A
                  SEC File Number 333-136254

                  Forms 10-KSB/A for the years ended June 30, 2005 and 2006 Forms 10-QSB/A for the quarters ended September 30, and December 31, 2005 and March 31, 2006 File No. 0-03718

Dear Mr. Shuman:


                                    Form SB-2

Risk Factors, page 4

COMMENT 1.

         "It appears that the bulk of the increase in revenue that you reported for the year ended June 30, 2006, was attributable to sales to a new customer. For example, on page 15 you refer to $3 million of license revenue from a new customer. Please expand the risk factor captioned `Our business is currently dependent upon a limited customer base' to provide specific, quantitative information concerning the nature and extent of your reliance upon this new customer. Tell us whether you have a written agreement with this new, principal customer. If you have entered into a written agreement with the principal customer, it appears that you may be materially dependant upon that agreement. If so, please file the agreement. See paragraph (b)(10)(i)(B) of Item 601 of Regulation S-B."

RESPONSE

         As noted in our revisions to the risk factors, our business is dependent upon a limited number of customers that generally do not make future purchases at the same level as the initial year. The sales increase in fiscal year ended June 30, 2006 attributed to the new customer was one of these types of situations. The Company does not anticipate additional significant license

Mark P. Shuman
Branch Chief-Legal
November 22, 2006
Page 2
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revenue will be received from this customer. The Company previously filed a Form
8-K regarding this transaction with a copy of the Agreement attached. Inasmuch as this was a typical significant transaction with respect to licensing of the Supply Chain Profit Link platform, and has been disclosed, and a copy of the agreement is available, we did not believe the Agreement was necessary to be included in the Exhibit List.

         The risk factor on page 8 "Our business is currently dependent upon a limited customer base; should we lose any of these customer accounts, our revenues will be negatively impacted." has been revised for clarification.

Selling Security Holders, page 34

COMMENT 2.

         "In footnote 4 on page 38 you state that that [sic] none of the selling shareholders have been involved in any material transactions with Park City Group or had any material relationship with Park City Group during the past three years. However, during the three year period there were a number of transactions involving Riverview Financial Corp. and the control person of Riverview, as discussed on page 32. Please revise accordingly. Additionally, more specifically describe the affiliation between Riverview and Park City's chief executive officer."

RESPONSE

         In our previous filing, footnote 4 indicated that none of the selling stockholders who had a footnote 4 next to their name (that does not include all selling stockholders) had no material transactions with Park City Group or any material relationship with Park City Group during the last three years. Riverview Financial Corp did no in the previous filing, and does not in this filing, have a footnote 4 next to its name. Accordingly, footnote 4 did not, and does not, apply to Riverview Financial Corp. Nonetheless, we have revised footnote 4 for clarification in Amendment No. 2 to the Form SB-2.

COMMENT 3.

         "In footnote 3 you appear to state that the total of the 1,439,925 shares offered by Riverview Financial Corp., were acquired from the initial sale of Park City Group, Inc. to Amerinetgroup.com. You then refer to unspecified additional shares acquired by Riverview Financial that are offered by it. Please revise to reconcile the apparent inconsistency."

RESPONSE

         Footnote 3 has been revised for clarification in response to your comment letter.

Mark P. Shuman
Branch Chief-Legal
November 22, 2006
Page 3
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Part II - Item 26. Recent Sales of Unregistered Securities, page II-1

COMMENT 4.

         "In referring to several unregistered issuances, you state that the shares, options or other securities were issued to unspecified numbers of unidentified employees. Please revise these references to state the number of employees who received the securities in each instance. Indicate the exemption from registration relied upon in issuing these securities to employees. With respect to any unaccredited employees receiving unregistered securities, concisely describe the information provided to the employees in connection with the investment, and discuss whether the employee had access to the information a registration statement would have provided. As noted previously, in the last paragraph of this section you refer to Section 4(s) (sic) of the Securities Act of 1933. Please revise this reference, as requested previously. With respect to the issuances you believe did not involve a public offering, expand to describe steps taken to prevent public distribution of the unregistered securities."

RESPONSE

         Item 26 has been revised. The previously filed Item 26 erroneously included shares issued to employees under registered transactions. Such securities issued to these employees were issued pursuant to compensation plans that had been registered on Form S-8.

         We have revised the last paragraph of Item 26 to properly reflect that the exemption from Registration relied on was 4(2) and to expand disclosure as to what other steps were taken to prevent a public distribution of unregistered securities.

Part II - Item 27. Exhibits, page II-6

COMMENT 5.

         "The opinion of Cohne, Rappaport & Segal, filed as Exhibit 5.1 should indicate clearly which securities have been legally issued and are fully paid and non-assessable. Also, identify the securities that have not yet been issued and more specifically describe the steps not yet taken that when taken will result in the legal issuance of fully paid, non-assessable securities. For example, if this conclusion rests on the assumption that warrants are exercised in accordance with their terms and that the underlying shares will be issued in accordance with the terms of the warrant agreements, please so state."

Mark P. Shuman
Branch Chief-Legal
November 22, 2006
Page 4
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RESPONSE

         A revised legal opinion is attached as an Exhibit to the registration statement.

Form 10-KSB/A for the year ended June 30, 2005

Item 8A Controls and Procedures, page 17

COMMENT 6.

         "Please refer to comment 17 of our letter dated September 1, 2006. Neither the paragraph you added to Item 8A, nor you response letter, thoroughly addresses the prior comment. Accordingly, we reissue the comment. Among other matters, we are unable to locate your discussion of the consideration, if any, that the CEO and CFO gave to the deficiencies you perceive in your tracking system for property, plant and equipment in reaching their conclusion that the disclosure controls and procedures were effective."

RESPONSE

         The CFO and CEO determined that a significant deficiency exists with respect to the property, plant and equipment that was acquired pre-1999. As a result of an internal review and comparison of physical on-hand computer equipment and the equipment reported in the database asset system, the CFO and CEO determined that we may not be able to adequately identify specific asset costs and related accumulated depreciation amounts when pre-1999 assets are abandoned or disposed of. However, based on our current review of those assets we believe substantially all of them would be fully depreciated so that any differences would merely be a reclassification of amounts recorded on the balance sheet and would have no significant impact on the other financial statements.

         Consequently the CFO and CEO believe this deficiency does not cause them to be unable to give a representation that the Company's controls are adequate or that there have been changes to those controls. Management is implementing a new computer system they believe will be operational during December 2006 that will resolve the deficiency and will be reported in the second quarter 10QSB provided they are able to resolve the issue. .

COMMENT 7.

         "In the amended Form 10-KSB for fiscal 2005, you disclosed that management concluded that it was necessary to invest in "a more formal fixed asset tracking program" to record the aging of your property, plant and equipment. In your response letter, please explain why the deficiency n the asset tracking system you identified only presents a risk of material errors with respect to properties acquired prior to 1999."

Mark P. Shuman
Branch Chief-Legal
November 22, 2006
Page 5
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RESPONSE

         See response to comment 6 above.

Forms 10-QSB/A for the periods ended September 30, 2005, December 31, 2005, and March 31, 2006

COMMENT 8.

         "Although you conclude in the 2005 Form 10-KSB/A that it is necessary to invest in a new system to track your property and record its aging, the Forms 10-QSB/A for the three quarters of fiscal 2006 and the Form 10-KSB for June 30, 2006 all state that there have been no changes in the company's internal control over financial reporting that are likely to materially affect the Company's internal control over financial reporting. In your response letter, please tell us the status of your plans to select and invest in the `more formal fixed asset tracking program.'"

RESPONSE

         As stated in response to Comment 6, the Company has limited resources, but has allocated the resources necessary to complete the changes discussed in Comment 6 during the current quarter ending December 31, 2006.


Conclusion

         We believe we have fully responded to each of the comments contained in your letter dated November 9, 2006. If you have any questions, please contact me.

                                                  Sincerely,

                                                  COHNE, RAPPAPORT & SEGAL

                                                  /s/ A. O. Headman, Jr.